Mail Stop 3561
      July 29, 2005

B. Keith Trent, Esq.
Group Vice President, General Counsel, and Secretary
Duke Energy Corporation
526 South Church Street
Charlotte, NC  28203

      Re:	Duke Energy Holding Corp.
      Registration Statement on Form S-4
      Filed July 1, 2005
		File No. 333-126318

Dear Mr. Trent:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have filed written communications under Rule
425
after you filed the registration statement. Subsequent to the filing of the registration statement, however, Rule 425 filings should be made under the Securities Act file number of the Form S-4. See Regulation M-A telephone interpretation B.12 available at www.sec.gov in the July 2000 Supplement to the Division of Corporation Finance`s
Manual of Publicly Available Telephone Interpretations. Please make the correction in any future filings.


Cover Page
2. We remind you that the letter to the shareholders also serves as the cover page of the prospectus and therefore is subject to the plain English rules. Accordingly, in order to increase the readability and highlight the key terms of the offering, please remove information that is not required to be included on the cover page. In particular, we suggest you delete the second full paragraph. See Item 501 to Regulation S-K.

Summary, page 1
3. Please limit your summary disclosure to brief discussions of only the most material aspects of the proposed acquisition. Some of your disclosure appears to contain excessive detail, which is better suited for the body of the prospectus. For example, you should provide only a brief description of the mergers and the agreement. See Item 3(c) to Form S-4. Please also consider whether other subsections or elements of a discussion within a subsection are necessary for the summary. Appropriate revisions should enable you to significantly reduce the length of the summary. Please revise accordingly.

Risk Factors, page 24
4. Some of your risk factors appear overly lengthy and should be revised to include only enough disclosure to clearly describe the material risk and to put the risk into context. In this regard, detailed information should be moved to the body of the prospectus.
For example, we refer you to the first risk factor on page 32, the risk factor on page 35, the second risk factor on page 36, the risk factor on page 38 and the last risk factor on page 39. Please note that these are only examples. Please revise accordingly throughout this section.
5. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to you or to the investors in the offering. For example, we note that the following risk factors appear to contain generic disclosures:

* The long-term financial condition..., page 29;
* We rely on access to short-term money markets..., page 30;
* We may be required to record impairments..., page 31;
* We may make investments that do not achieve..., page 33;
* International concern with perceived global..., page 41 and
* Increased environmental regulation and liabilities..., page 41. Please note these are only examples. Please review your entire risk factor section and revise as necessary.

The mergers are subject to approval..., page 25
6. This risk factor appears to discuss two separate risks, one relating to the uncertainty of obtaining our approval of the merger under the Public Utility Holding Company Act and the other relating to the impact of Public Utility Holding Company Act on Duke Energy Holdings. Please revise, here and throughout the risk factor section, as each risk factor should discuss only one distinct and material risk to you and investors.

We are subject to asbestos litigation, page 36
7. We note your disclosure in the second paragraph that you do not anticipate that any changes to your current estimates will have any material adverse effect on your consolidated results of operations, cash flows or financial position. If you do not believe that a risk factor presents a material risk to you or to investors, you should remove the risk factor. We also refer you to the last paragraph of the risk factor beginning at the bottom of page 36. In that paragraph, you describe a risk, but conclude that you believe that the Energy Markets Tariff "[w]ill not have a material impact on our results of operations or financial position." Please revise accordingly throughout this section, as applicable.

The Duke Energy Special Meeting, page 44

Duke Energy Record Date; Shares Entitled to Vote, page 44
8. Please revise to clarify how Duke Energy treasury stock will be treated for voting purposes at the special meeting.

The Mergers, Page 54

Background of the Mergers, page 54
9. Please note that if a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and that report, opinion or appraisal is referred to in the prospectus, you must furnish the same information that would be required by Item 9(b)(1) though (6) of Schedule 13E-3. See Item 4(b)
to Form S-4. In this regard, it appears that the analysis provided by the third-party synergy consultant engaged by both parties is subject to disclosure per Item 4(b) to Form S-4. Please revise or advise.
10. We note your disclosure in the fifth full paragraph on page 56 that your management presented a preliminary analysis of potential business combinations with several potential partners to your board of directors. We further note your disclosure that your board of directors reviewed and discussed a preliminary indication of interest regarding a potential business combination that you received from a third party and that the board determined not to pursue a combination with that third party. Please fully discuss each of the other alternatives you considered, particularly the potential business combination with the referenced third party, and explain why your board of directors concluded not to pursue a business combination(s) with them. Further, please discuss why your board of directors chose to pursue a business combination with Cinergy over the other alternatives.

Duke Energy`s Reasons for the Mergers..., page 64
11. We note your disclosure of the factors considered by Duke Energy`s board of directors in recommending the mergers. Please revise to expand the bulleted factors to discuss in more specific detail how each factor impacted your decision to recommend the transaction. As examples, please consider the following:

* Revise to more specifically discuss how you will achieve in terms of cost savings and synergies after the mergers. In this regard, we note the multiple analyst meeting presentation slideshow and transcripts filed under cover of Form 425.
* Revise to more specifically address the possible impact upon the Duke Energy North America operation. Again, we note more extensive discussion in your Form 425 filings.
* Revise here to more specifically address the motives and advantages highlighted in the Form 425 filing on July 1, 2005. In particular, we note the filing cites five "motives" for the merger, including the purchase of assets below their replacement costs, as a reason for the merger. The filing and other Form 425 filings also emphasis the possible gas and electric operations standalone strength as a reason for the merger.
The above are only examples. Please revise accordingly. Further, please also expand your disclosure under "Cinergy`s Reasons for the
Mergers..." on page 86, as applicable.


Fairness Opinions Presented to the Duke Energy..., page 68
12. Provide us with any analyses, reports, presentations, or similar materials prepared for or by the financial advisors in connection with rendering each fairness opinion.
13. Please revise to more clearly discuss why Duke Energy retained two financial advisors.
14. As currently drafted, the discussion of each financial advisor`s opinion does not provide a meaningful summary of each of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language. Avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis.

Opinion of Cinergy`s Financial Adviser, page 91
15. According to the analyst meeting transcript filed under cover of
Form 425 on May 9, 2005 and your disclosure beginning at the bottom of page 145, Merrill Lynch appears to be assisting Duke Energy in its share repurchasing program. Please tell us what consideration you have given to providing Item 1015(b)(4) of Regulation M-A disclosure here with regard to that apparent material relationship between Duke
Energy and Merrill Lynch.

The Merger Agreement, page 128

Timing of Closing, page 129
16. We note your disclosure stating that the transaction is subject to the satisfaction or waiver of the conditions. We also note your disclosure under "Amendment; Extension and Waiver" on page 138, where you disclosed that a party may "[w]aive compliance by the other parties with any of the agreements or conditions contained in the merger agreement." Please be aware that we generally believe that re-solicitation is required when companies waive material conditions to a transaction.

Unaudited Pro Forma Condensed Combined Financial Information, page
148
17. You indicate the adjustments reflected in the pro forma financial statements are preliminary and subject to revision pending additional determinations. Please note that any material differences between the adjustments reflected in your final pro forma financial statements included in the final solicitation document and those made at closing of the acquisition should be identified and discussed in the historical financial statements in which the purchase is first reflected. This may be accomplished in the note in which you provide the paragraph 51.e of SFAS 141 disclosure. Please ensure you identify differences due to external factors such as interest rates or changes in the position of commodity forward curves versus those due to factors largely within your control, such as changes in estimates, appraisals, discount rates or identification of additional contingencies or assets. Please confirm your concurrence with this approach and explain to us how you plan to communicate changes in your allocation of purchase price at closing.

General
18. Please provide a listing and individual analysis of any potentially material pre-acquisition contingencies, such as lawsuits, environmental reserves, cost of removal, or any uncertainties about the tax carryover basis of Cinergy`s assets and liabilities. Tell us whether and why Cinergy`s synthetic fuel credits do not constitute potential pre-acquisition contingencies. In this regard, provide us details of any Internal Revenue Service action initiated to date on
Section 29 credits. To the extent any potential pre-acquisition contingencies exist, they should be identified and discussed in the pro forma financial statements using the guidance contained in SAB Topic 2.A:7. Lastly, provide us an analysis of the potential impact of the proposed Interpretation of SFAS no. 109 with respect to uncertain tax positions. Explain to us how you anticipate it will affect your purchase price allocation and the extent to which tax cushions currently exist and are adequate.
19. Tell us why you have not reflected the probable deconsolidation of Duke Energy Field Services in the pro forma income statement given its material impact on revenues and, we assume, expenses. We further assume such deconsolidation will materially change the composition of the balance sheet including the proceeds from disposal. Please advise whether the disposition will necessitate the filing of a Form
8-K and whether the equity investment will be significant necessitating the filing of Rule 3-09 of Regulation S-X financial statements.
20. You indicate that Duke Energy anticipates the merger transaction to generate approximately $400 million of cost savings by the third year of the transaction close. You also anticipate some form of sharing with customers of the savings. Please explain what you believe will be the approximate sharing percentage between customers and shareholders. Please explain the specific mechanism by which savings would be shared. In this regard, please tell us whether and how the costs of effecting the merger, including any premium, will be matched against the anticipated savings for financial reporting purposes. Tell us whether you anticipate a new rate case to reflect the revised cost structure. Finally tell us whether there is any possibility that goodwill will be included in rates.
21. Please tell us what you mean by the statement "However, these estimates of fair value could change following further analysis of this matter." Please also tell us how the rate structure of Cinergy`s utilities will affect the estimated fair value of the assets and liabilities of these utility operations. Please be detailed in your explanation and give hypothetical, reasonably possible illustrations of what you are conveying in such statements.
You may want to clarify or reference to where the rate implications are discussed.
22. Please advise whether the statements referred to in the prior comment are intended to convey your intention that no allocation will be made to regulated tangible and intangible assets that do not have a pre-acquisition carrying value on the books of Cinergy, even if newly identified. Specifically, for assets and liabilities related to regulated operations, will there be any process to identify and allocate value to definite and indefinite-lived intangibles that were not being included in the rate setting process due to lack of cost basis but are physically utilized in providing regulated service? If not, please explain in detail.

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 152

Note (b) Goodwill, page 155
23. Provide to us the calculation of the value of the Cinergy stock compensation assumed of $138 million. Show us the detailed computation by equity instrument using any information on options and restricted stock contained in Cinergy`s December 31, 2004 financial statements. Tell us the method you are using to value the stock option awards and describe the model. Tell us how you treat vested versus unvested equity awards. Additionally, please advise if this amount contains any performance awards, or other equity compensation arrangements which could be settled in cash.
24. Please describe in detail your process for identifying all acquired intangible assets including those related to your regulated operations; see above comment. Other intangibles to be considered include, for example, licensing agreements, procurement contracts, and real estate easements. These examples are not exhaustive. Given the substantial amount of goodwill recorded on this transaction, we believe it is likely that there may be additional intangibles that may have been omitted in allocating fair value. In this regard, please tell us in detail the reasons you paid a substantial premium relative to the allocated net fair values to acquire assets with a limited return. While we understand that synergies resulting from the combination, as well as cost savings from certain eliminations;
such as corporate overhead, may justify a premium, your existing purchase price allocation of approximately 47% of goodwill appears high given the target is a capital intensive business. Please advise in detail.
25. Please tell us how you intend to allocate the goodwill created on this acquisition to your reporting units. Please be detailed in describing to us how you define your reporting units. If goodwill is anticipated to be allocated in a manner that does not follow the related assets, please show us the method you anticipate using to allocate goodwill between reporting units.

Note (c) Power Generating Assets, page 155
26. We note your preliminary valuation analysis of Cinergy`s non-regulated generating facilities is between $1.7 billion and $2.5 billion, which is a wide range. Please note you should include a sensitivity analysis that allows the user to determine the effect on net income of material changes in value allocated to generating facilities. See Rule 11-02(b)(8) of Regulation S-X. Finally, tell us whether you plan on obtaining an appraisal for such facilities. Please note that if an appraisal that employs comparable sales as a valuation basis is used, more weight should be given to the most recent facilities sales. We may have further comment upon review of the final values used upon consummation.

Note (d) Emission Allowances, page 156
27. Explain to us why a disproportionate amount of emission allowances were classified as non-current assets as opposed to inventory. In this regard, explain to us your anticipated usage with respect to these allowances. We understand that emission allowances have finite lives, explain to us how you recognize expense related to such assets. Tell us why you classify the allowances as inventory and advise as to the account name such non-current assets are classified in. Tell us whether emission allowances are plant specific or whether they can be used interchangeably among all coal plants. Also, please explain to us if any emission allowances are identified as held for sale well in advance of expiration or whether such assets are held closer to potential expiration prior to being held for sale. Given the intangible nature of such assets, we believe the disclosure requirements set forth in paragraph 45.a of SFAS 142 should be considered. Finally, explain to us how you value the emission credits. Please tell us whether such allowances are SO2 or NOX or what combination and the principal reason(s) almost a billion dollars in value was allocated to such assets.

Note (e) Investments, page 156
28. For the five largest equity investments, provide us a summary of the carrying value, the adjustment to reflect fair value and how you calculated such adjustment. Of the five, identify those in which you are awaiting appraisals. For the largest basis reducing fair value adjustment, if not included in the preceding five, show us how you determined the step-down adjustment. If the adjustment is in excess of 10% of the predecessor carrying amount, tell us how Cinergy evaluates other-than-temporary declines under paragraph 19.h of APBO no. 18. On this point, please advise whether any of the cash flow analysis and appraisals will result in an other-than-temporary write-down of any of Cinergy`s equity investees. If so, please provide the name and details.

Note (i) Long term debt and notes payable, page 156
29. Please explain why you have not made any fair value adjustments related to Cinergy`s regulated debt. In this regard, we would anticipate seeing an adjustment to the liability and balancing adjustment to a regulatory asset or liability depending upon fair value of the debt. Please advise.

Note (j) Pension and Postretirement Benefit Obligations, page 156
30. Please explain to us how you computed the adjustment to the pension and postretirement obligations. To the extent you utilize or expect to utilize a current actuarial valuation, please tell us the date of such valuation, all the principle assumptions and whether you anticipate updating the valuation upon closing. Please explain to us what consideration you have given to anticipated settlements due to early retirement options in measuring the projected benefit obligation. To the extent such settlements relate to your severance plans and are included in the purchase allocation, explain how they will meet the requirements of EITF 95-3. Also, please explain you why believe $228 million of the adjustment is recoverable in future rates and show us how such amount will be recovered by using a hypothetical illustration of the accounting adjustments that will be made as of the end of the first year in which the merger is consummated.

Note (k) Power and Fuel Contracts, page 157
31. Please describe in detail your assumptions used in determining the fair market value of Cinergy`s fuel and power sale contracts. Specifically tell us the assumptions. Explain to us how you obtain forward market curves for energy prices including whether they are internally generated or based on outside sources. If outside, identify the source. Tell us whether the forward curves are used for other business purposes; such as entering into contracts for purchase and sale of the specified commodity in a given market. Tell us whether the same forward curve is used for sales versus purchases for a given commodity at a given delivery point. If not, please explain why. Also, please explain why no adjustments have been made to Cinergy`s regulated power supply and fuel contracts.

Comparison of Shareholder Rights, page 160
32. We note that in connection with the merger, the rights of former
Duke Energy shareholder will be governed by a new certificate of incorporation and by-laws. Among these, as set forth on pages 168-
169, we note that supermajority voting provisions relating to the amendment of the articles of incorporation, removal of directors, etc., will no longer be relevant for Duke Energy shareholders. It does not appear that you intend to separately present these changes as proposals for shareholders to vote upon. Please tell us why Rule
14a-4(a)(3) of the proxy rules does not require you to "unbundle" these matters. In this regard, please see the Fifth Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (September 2004).

Agreement and Plan of Merger, page A-1
33. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Signatures
34. Please have your principal executive officer, controller or principal accounting officer and at least a majority of the board of directors sign the registration statement in these capacities.

Exhibits
35. Please file all required exhibits, such as the legality and tax opinions, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Robert Babula, Staff Accountant, at (202) 551-3339
or
Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-
3849
if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Adviser, at
(202) 551-3338, David Mittelman, Branch Chief, at (202) 551-3214
or
me at (202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	P. Gifford Carter, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Fax: (917) 777-3439

	Jeremy D. London, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Fax: (202) 661-8299
??

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B. Keith Trent, Esq.
Duke Energy Holding Corp.
July 29, 2005
Page 12